Exhibit 12.1

REDBACK NETWORKS INC.

Computation of Ratio of Earnings to Fixed Charges

Pursuant to Item 503

Regulation S-K

(in thousands)

	Year ended December 31,
	2004	2003	2002	2001	2000
Net loss	$(552,999)	$(118,849)	$(186,924)	$(4,117,974)	$(1,007,545)
Interest	55	17,653	19,713	27,091	19,955
Amortization of interest expense related to warrants issued	1,915	19	45	177	264
Amortization of deferred financing costs	—	1,604	2,003	1,782	1,299
Lease rental expense representative of interest (1)	1,059	2,500	3,001	5,500	1,932

Net loss before fixed charges	(549,970)	(97,073)	(162,162)	(4,083,424)	(984,095)
Less: fixed charges
Interest	(55)	(17,653)	(19,713)	(27,091)	(19,955)
Amortization of interest expense related to warrants issued	(1,915)	(19)	(45)	(177)	(264)
Amortization of deferred financing costs	—	(1,604)	(2,003)	(1,782)	(1,299)
Lease rental expense representative of interest (1)	(1,059)	(2,500)	(3,001)	(5,500)	(1,932)

Total fixed charges	(3,029)	(21,776)	(24,762)	(34,550)	(23,450)

Net loss	$(552,999)	$(118,849)	$(186,924)	$(4,117,974)	$(1,007,545)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A
Deficiency in earnings	$(552,999)	$(118,849)	$(186,924)	$(4,117,974)	$(1,007,545)

(1)	Calculated as one-third of rental expense, which is a reasonable approximation of the interest factor.